

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2015

Scott Dietzen
Chief Executive Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

>   **Re: Pure Storage, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted July 1, 2015**
>   **CIK No. 0001474432**

Dear Mr. Dietzen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our references to prior comments are to comments in our June 11, 2015 letter.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to prior comment 5 and the supplemental materials provided. Please clarify that your claim of "industry-leading NetPromoter customer satisfaction survey results" is based on the results of an internal company survey.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

2.   We note your revisions on page 42 in response to prior comment 41 where you state that you "expect that [y]our results of operations and cash flows will be impacted by the timing, size and level of success of these product development investments." Please

expand this to explicitly address your expectations for future profitability, consistent with your disclosure on page 52 where you note you expect to incur operating losses and negative cash flows from operations in at least the near future. Refer to Section III.B. of SEC Release No. 33-8350.

Certain Relationships and Related Person Transactions

Investor Rights Agreement, page 93

3.   We note your response to prior comment 17 and reissue the comment. Please revise to disclose the information required by Items 404(a)(1) and (2) of Regulation S-K, such as the names of the related persons and their interest in the transaction.

Principal Stockholders, page 95

4.   We note your response to prior comment 18. Please revise to state definitively that each of Messrs. Speiser, Dharmaraj, and Bhusri is a beneficial owner, instead of stating that they "may be deemed" to be a beneficial owner. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.   We note your response to prior comment 21 and your added disclosure on page 42. In an effort to understand the significance of this deliverable, please tell us how much revenue was allocated to the controller refresh for the periods presented. Also, please revise your disclosures here to identify this as a separate deliverable and how it is accounted for under your maintenance and support agreements.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-23

6.   In view of the materiality of your stock-based compensation over the reported periods, please revise to disclose fair value information of the common stock underlying your stock options, restricted stock awards and common stock repurchases. This information is a significant assumption used to estimate your stock-based compensation pursuant to ASC 718-10-50-2f. Similar disclosure should be made in your Critical Accounting Policies and Estimates - Stock-Based Compensation disclosures on page 57.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 99.1

7.   We note that you have filed a consent of Forrester Consulting in response to prior comment 13. We refer to clauses (2), (4) and (6), which appear to disclaim liability for the Forrester Information. Please provide us with analysis supporting your conclusion that such statements are consistent with the liability provisions of the Securities Act. See Securities Act Rule 436 and Securities Act Section 11(a)(4).

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: John T. McKenna, Esq.
        Cooley LLP